Unaudited consolidated summary financial statements of Barclays Bank PLC as of, and for the six months ended, 30 June 2015	Exhibit 99.2

Basis of Preparation

More extensive disclosures are contained in the Barclays PLC Results Announcement for the period ended 30 June 2015, attached, as exhibit 99.1 to this Form 6-K, including risk exposures, business performance and certain notes to the Barclays PLC condensed consolidated financial statements, which are materially the same as those for Barclays Bank PLC.

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The business activities of Barclays Bank PLC Group and Barclays PLC Group are fundamentally the same as the only difference is the holding company, Barclays PLC. Reporting differences between Barclays Bank PLC and Barclays PLC are driven by the holding company and resulting differences in funding structures. The significant differences are described below.

Instrument Type	Barclays PLC	Barclays Bank PLC	Primary reason for difference
	£m	£m
Preference shares	—	5,846	Preference shares and capital notes issued by Barclays Bank PLC are included within share capital in Barclays Bank PLC, and presented as non-controlling interests in the financial statements of Barclays PLC Group.
Other shareholders’ equity	—	487
Non-controlling interests (NCI)	6,294	2,153
Treasury shares	(82)	—	Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts these treasury shares from shareholders’ equity.
Capital Redemption Reserve (CRR)	394	24	Arising from the redemption or exchange of Barclays PLC or Barclays Bank PLC shares respectively.

Barclays Bank PLC Contingent Capital Notes (CCNs)

Barclays Bank PLC has in issue two series of CCNs. These both pay interest and principal to the holder unless the consolidated CRD IV CET 1 ratio (FSA October 2012 transitional statement) of Barclays PLC falls below 7%, in which case they are cancelled from the consolidated perspective. The coupon payable on the CCNs is higher than a market rate of interest for a similar note without this risk.

The accounting for these instruments differs between the consolidated financial statements of Barclays PLC and Barclays Bank PLC as follows:

●

In the case of the 7.675% CCN issuance, the cancellation is effected by an automatic legal transfer from the holder to Barclays PLC. In these circumstances, Barclays Bank PLC remains liable to Barclays PLC. Barclays Bank PLC does not benefit from the cancellation feature although it pays a higher than market rate for a similar note, and therefore the initial fair value of the note recognised was higher than par. The difference between fair value and par is amortised to the income statement over time.

●

In the case of the 7.75% CCN issuance, the cancellation is directly effected in Barclays Bank PLC. For Barclays Bank PLC, the cancellation feature is separately valued from the host liability as an embedded derivative with changes in fair value reported in the income statement. The initial fair value of the host liability recognised was higher than par by the amount of the initial fair value of the derivative and the difference is amortised to the income statement over time.

Barclays Bank PLC – 2015 Interim Results	1

Condensed Consolidated Income Statement (Unaudited)

Continuing Operations		Half Year Ended 30.06.15	Half Year Ended 30.06.14
	Notes[1]	£m	£m
Net interest income		6,231	6,110
Net fee and commission income		4,013	4,270
Net trading income		2,662	2,545
Net investment income		923	356
Net premiums from insurance contracts		351	336
Other income		(11)	13
Total income		14,169	13,630
Net claims and benefits incurred on insurance contracts		(248)	(240)
Total income net of insurance claims		13,921	13,390
Credit impairment charges and other provisions		(973)	(1,086)
Net operating income		12,948	12,304

Staff costs		(4,864)	(5,730)
Infrastructure costs		(1,590)	(1,568)
Administration and general expenses		(3,211)	(2,482)
Operating expenses		(9,665)	(9,780)

(Loss) on disposal of undertakings and share of results of associates and joint ventures		(136)	(20)
Profit before tax		3,147	2,504
Tax		(1,010)	(906)
Profit after tax		2,137	1,598

Attributable to:
Equity holders of the parent		1,972	1,446
Non-controlling interests	2	165	152
Profit after tax		2,137	1,598

1	For notes specific to Barclays Bank PLC see pages 7 to 9 and for those that also relate to Barclays PLC see pages 55 to 88 in the Barclays PLC Results Announcement.

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Condensed Consolidated Statement of Comprehensive Income (Unaudited)

Continuing Operations		Half Year Ended 30.06.15	Half Year Ended 30.06.14
	Notes[1]	£m	£m
Profit after tax		2,137	1,598

Other comprehensive (loss)/income that may be recycled to profit or loss:
Currency translation reserve		(590)	(1,056)
Available for sale reserve		(278)	336
Cash flow hedge reserve		(646)	254
Other		41	(18)
Total comprehensive (loss)/income that may be recycled to profit or loss		(1,473)	(484)

Other comprehensive (loss)/income not recycled to profit or loss:
Retirement benefit remeasurements		(93)	236

Other comprehensive loss for the period		(1,566)	(248)

Other comprehensive income for the period		571	1,350

Attributable to:
Equity holders of the parent		543	1,324
Non-controlling interests		28	26
Total comprehensive income for the period		571	1,350

1	For notes specific to Barclays Bank PLC see pages 7 to 9 and for those that also relate to Barclays PLC see pages 55 to 88 in the Barclays PLC Results Announcement.

Barclays Bank PLC – 2015 Interim Results	3

Condensed Consolidated Balance Sheet (Unaudited)

Assets		As at 30.06.15	As at 31.12.14
	Notes[1]	£m	£m
Cash and balances at central banks		33,341	39,695
Items in the course of collection from other banks		1,227	1,210
Trading portfolio assets		98,105	114,755
Financial assets designated at fair value		33,335	38,300
Derivative financial instruments		341,470	440,076
Available for sale investments		96,255	86,105
Loans and advances to banks		45,107	42,657
Loans and advances to customers		430,719	427,767
Reverse repurchase agreements and other similar secured lending		93,138	131,753
Prepayments, accrued income and other assets		3,775	3,604
Investments in associates and joint ventures		577	711
Property, plant and equipment		3,620	3,786
Goodwill		4,832	4,887
Intangible assets		3,357	3,293
Current and deferred tax assets		4,510	4,464
Retirement benefit assets		33	56
Non-current assets classified as held for sale		4,154	15,574
Total assets		1,197,555	1,358,693

Liabilities
Deposits from banks		55,978	58,390
Items in the course of collection due to other banks		1,539	1,177
Customer accounts		438,445	427,868
Repurchase agreements and other similar secured borrowing		85,092	124,479
Trading portfolio liabilities		41,818	45,124
Financial liabilities designated at fair value		51,284	56,972
Derivative financial instruments		342,964	439,320
Debt securities in issue		75,525	86,099
Subordinated liabilities		20,155	21,685
Accruals, deferred income and other liabilities		11,854	11,432
Provisions		3,287	4,135
Current and deferred tax liabilities		904	1,278
Retirement benefit liabilities		1,091	1,574
Liabilities included in disposal groups classified as held for sale		1,909	13,115
Total liabilities		1,131,845	1,292,648

Equity
Called up share capital and share premium	4	14,472	14,472
Other reserves		948	2,322
Retained earnings		43,787	42,650
Shareholders’ equity attributable to ordinary shareholders of parent		59,207	59,444
Other equity instruments		4,350	4,350
Total equity excluding non-controlling interests		63,557	63,794
Non-controlling interests	2	2,153	2,251
Total equity		65,710	66,045

Total liabilities and equity		1,197,555	1,358,693

1	For notes specific to Barclays Bank PLC see pages 7 to 9 and for those that also relate to Barclays PLC see pages 55 to 88 in the Barclays PLC Results Announcement.

Barclays Bank PLC – 2015 Interim Results	4

Condensed Consolidated Statement of Changes in Equity (Unaudited)

Half Year Ended 30.06.15	Called up Share Capital and Share Premium[1] £m	Other Equity Instruments £m	Other Reserves £m	Retained Earnings £m	Total £m	Non- controlling Interests[1] £m	Total Equity £m
Balance at 1 January 2015	14,472	4,350	2,322	42,650	63,794	2,251	66,045
Profit after tax	-	159	-	1,813	1,972	165	2,137
Currency translation movements	-	-	(463)	-	(463)	(127)	(590)
Available for sale investments	-	-	(279)	-	(279)	1	(278)
Cash flow hedges	-	-	(634)	-	(634)	(12)	(646)
Retirement benefit remeasurements	-	-	-	(94)	(94)	1	(93)
Other	-	-	-	41	41	-	41
Total comprehensive income for the year	-	159	(1,376)	1,760	543	28	571
Other equity instruments coupons paid	-	(159)	-	32	(127)	-	(127)
Equity settled share schemes	-	-	-	303	303	-	303
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(706)	(706)	-	(706)
Dividends paid	-	-	-	(595)	(595)	(129)	(724)
Dividends on preference shares and other shareholders’ equity	-	-	-	(171)	(171)	-	(171)
Capital contribution from Barclays PLC	-	-	-	560	560	-	560
Other reserve movements	-	-	2	(46)	(44)	3	(41)
Balance at 30 June 2015	14,472	4,350	948	43,787	63,557	2,153	65,710

Half Year Ended 31.12.14
Balance at 1 July 2014	14,479	4,350	(558)	44,718	62,989	2,130	65,119
Profit after tax	-	160	-	(1,078)	(918)	174	(744)
Currency translation movements	-	-	1,501	-	1,501	41	1,542
Available for sale investments	-	-	87	-	87	3	90
Cash flow hedges	-	-	1,284	-	1,284	2	1,286
Retirement benefit remeasurements	-	-	-	(32)	(32)	1	(31)
Other	-	-	-	(1)	(1)	-	(1)
Total comprehensive income for the year	-	160	2,872	(1,111)	1,921	221	2,142
Redemption of preference shares	(7)	-	8	(792)	(791)	-	(791)
Other equity instruments coupons paid	-	(160)	-	35	(125)	-	(125)
Equity settled share schemes	-	-	-	314	314	-	314
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(91)	(91)	-	(91)
Dividends paid	-	-	-	(185)	(185)	(93)	(278)
Dividends on preference shares and other shareholders’ equity	-	-	-	(204)	(204)	-	(204)
Capital contribution from Barclays PLC	-	-	-	-	-	-	-
Other reserve movements	-	-	-	(34)	(34)	(7)	(41)
Balance at 31 December 2014	14,472	4,350	2,322	42,650	63,794	2,251	66,045

Half Year Ended 30.06.14
Balance at 1 January 2014	14,494	2,078	(233)	44,670	61,009	2,211	63,220
Profit after tax	-	90	-	1,356	1,446	152	1,598
Currency translation movements	-	-	(941)	-	(941)	(115)	(1,056)
Available for sale investments	-	-	340	-	340	(4)	336
Cash flow hedges	-	-	260	-	260	(6)	254
Retirement benefit remeasurements	-	-	-	237	237	(1)	236
Other	--	--	-	(18)	(18)	-	(18)
Total comprehensive income for the year	--	90-	(341)-	1,575	1,324	26-	1,350
Buyback and issue of equity instruments	(15)	2,272	16	(1,683)	590	-	590
Other equity instruments coupons paid	-	(90)	-	19	(71)	-	(71)
Equity settled share schemes	-	-	-	379	379	-	379
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(775)	(775)	-	(775)
Dividends paid	-	-	-	(636)	(636)	(97)	(733)
Dividends on preference shares and other shareholders’ equity	-	-	-	(237)	(237)	-	(237)
Capital contribution from Barclays PLC	-	-	-	1,412	1,412	-	1,412
Other reserve movements	-	-	-	(6)	(6)	(10)	(16)
Balance at 30 June 2014	14,479	4,350	(558)	44,718	62,989	2,130	65,119

1	Details of share capital and non-controlling interests are shown on pages 8 and 9.

Barclays Bank PLC – 2015 Interim Results	5

Condensed Consolidated Cash Flow Statement (Unaudited)

Continuing Operations	Half Year Ended 30.06.15	Half Year Ended 30.06.14
	£m	£m
Profit before tax	3,147	2,504
Adjustment for non-cash items	2,407	935
Changes in operating assets and liabilities	6,971	(3,795)
Corporate income tax paid	(929)	(624)
Net cash from operating activities	11,596	(980)
Net cash from investing activities	(13,569)	7,463
Net cash from financing activities	(1,019)	(629)
Effect of exchange rates on cash and cash equivalents	(255)	(1,380)
Net increase/(decrease) in cash and cash equivalents	(3,247)	4,474
Cash and cash equivalents at beginning of the period	78,479	81,754
Cash and cash equivalents at end of the period	75,232	86,228

Barclays Bank PLC – 2015 Interim Results	6

Financial Statement Notes

1.	Accounting Policies

These condensed consolidated interim financial statements for the six months ended 30 June 2015 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with IAS 34 Interim Financial Reporting, as adopted by the European Union. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2014, which have been prepared in accordance with IFRSs as issued by the IASB.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the 2014 Annual Report on Form 20-F.

Future accounting developments

During July 2015 the IASB confirmed the deferral of the effective date of IFRS 15 Revenue from Contracts with Customers by one year to 1 January 2018.

For further information on future accounting changes, refer to the Barclays 2014 Annual Report on Form 20-F.

Going Concern

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. They confirm that it is appropriate to adopt the going concern basis for preparing accounts and those are no material uncertainties.

Barclays Bank PLC – 2015 Interim Results	7

Financial Statement Notes

2.	Non-controlling Interests

	Profit Attributable to Non-controlling Interest		Equity Attributable to Non-controlling Interest
	Half Year Ended 30.06.15	Half Year Ended 30.06.14	As at 30.06.15	As at 31.12.14
	£m	£m	£m	£m
Barclays Africa Group Limited	165	149	2,149	2,247
Other non-controlling interests	-	3	4	4
Total	165	152	2,153	2,251

3.	Dividends

	Half Year Ended 30.06.15	Half Year Ended 30.06.14

Dividends paid during the period	£m	£m
Ordinary shares	595	636
Preference shares	171	237
Total	766	873

Barclays Bank PLC – 2015 Interim Results	8

Shareholder Information

4.	Equity and Reserves

Ordinary Shares

At 30 June 2015 the issued ordinary share capital of Barclays Bank PLC, comprised 2,342 million (2014: 2,342 million) ordinary shares of £1 each.

Preference Shares

At 30 June 2015 the issued preference share capital of Barclays Bank PLC comprised 1,000 Sterling Preference Shares of £1 each (2014: 1,000); 31,856 Euro Preference Shares of €100 each (2014: 31,856); 20,930 Sterling Preference Shares of £100 each (2014: 20,930); 58,133 US Dollar Preference Shares of $100 each (2014: 58,133); and 237 million US Dollar Preference Shares of $0.25 each (2014: 237 million).

Other Equity Instruments

Other equity instruments of £4,350m (2014: £4,350m) include Additional Tier 1 (AT1) securities issued by Barclays Bank PLC during 2013 and 2014.

The AT1 securities are perpetual securities with no fixed maturity and qualify as AT1 instruments under CRD IV.

Barclays Bank PLC – 2015 Interim Results	9